Exhibit 99.1
ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity (Deficiency)	F-6 - F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12 - F-44

- - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (a development stage company) ("the Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2008 and for the period from March 9, 2000 (date of inception) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2008 and for the period from March 9, 2000 (date of inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 11, 2009	A Member of Ernst & Young Global

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$14,454	$13,590
Short-term bank deposit	4	840	112
Marketable securities	5	426	8,251
Trade receivables, net		502	-
Other accounts receivable and prepaid expenses		335	297

Total current assets		16,557	22,250

LONG-TERM INVESTMENT	6	-	2,391
SEVERANCE PAY FUND		131	144
PROPERTY AND EQUIPMENT, NET	7	1,301	1,253
OTHER INTANGIBLE ASSETS	8	251	-
GOODWILL	9	1,905	-

		3,588	3,788

Total assets		$20,145	$26,038

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and long-term bank loan	12a	$81	$247
Trade payables		1,030	516
Other accounts payable and accruals	10	1,387	1,102

Total current liabilities		2,498	1,865

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	12a	49	16
Convertible loan	11	750	-
Deferred revenue		228	228
Accrued severance pay		520	324

Total long-term liabilities		1,547	568

COMMITMENTS AND CONTINGENT LIABILITIES	12

SHAREHOLDERS' EQUITY :
Share capital:	13
Ordinary shares of NIS 0.01 par value: 17,578,370 shares authorized at December 31, 2008 and 2007; 12,367,303 and 12,106,115 shares issued at December 31, 2008 and 2007, respectively, and 12,171,932 and 11,910,744 shares outstanding at December 31, 2008 and 2007, respectively		34	27
Additional paid-in capital		61,018	58,984
Other comprehensive income		3	86
Deficit accumulated during the development stage		(44,955)	(35,492)

Total shareholders' equity		16,100	23,605

Total liabilities and shareholders' equity		$20,145	$26,038

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	Note	2008	2007	2006	2008

Revenues		$1,511	$-	$-	$1,511
Cost of revenues		774	-	-	774

Gross profit		737	-	-	737

Operating expenses:
Research and development, net		8,705	6,400	4,781	28,204
Marketing and business development		2,368	1,742	1,504	6,909
General and administrative		3,703	2,903	1,860	11,040
Goodwill impairment		850	-	-	850

Total operating expenses		15,626	11,045	8,145	47,003

Operating loss		14,889	11,045	8,145	46,266
Financial expenses (income), net	15	(5,449)	3,616	(538)	(1,334)

Loss before taxes on income		9,440	14,661	7,607	44,932

Taxes on income	14	23	-	-	23

Net loss		$9,463	$14,661	$7,607	$44,955

Basic and diluted net loss per Ordinary share		$0.79	$1.32	$2.98

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		12,038,295	11,142,149	2,551,860

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of March 9, 2000 (date of inception)	-	-	-	$-	$-	$-	$-	$-	$-	$-

Issuance of shares, net	2,522,496	-	-	6	34	-	-	-	-	40
Net loss	-	-	-	-	-	-	-	-	(145)	(145)

Balance as of December 31, 2000	2,522,496	-	-	6	34	-	-	-	(145)	(105)
Issuance of shares, net in July-December 2001	38,421	-	-	*) -	153	-	-	-	-	153
Treasury shares	(195,371)	-	-	*) -	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(367)	(367)

Balance as of December 31, 2001	2,365,546	-	-	6	187	-	-	-	(512)	(319)
Exercise of stock options	10,184	-	-	*) -	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	196	-	-	(196)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	72	-	72
Forfeiture of options granted to employees	-	-	-	-	(6)	-	-	6	-	-
Net loss	-	-	-	-	-	-	-	-	(1,582)	(1,582)

Balance as of December 31, 2002	2,375,730	-	-	6	377	-	-	(118)	(2,094)	(1,829)
Issuance of series A Preferred shares, net in July 2003	-	535,084	-	1	2,652	-	-	-	-	2,653
Conversion of convertible loan to series A Preferred shares in October 2003	-	621,835	-	2	2,689	-	-	-	-	2,691
Exercise of warrants to series A Preferred shares	-	180,850	-	*) -	660	-	-	-	-	660
Exercise of stock options	37,816	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	174	-	-	(174)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	177	-	177
Forfeiture of options granted to employees	-	-	-	-	(22)	-	-	22	-	-
Expenses related to warrants granted to non-employees	-	-	-	-	194	-	-	-	-	194
Net loss	-	-	-	-	-	-	-	-	(2,305)	(2,305)

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2003	2,413,546	1,337,769	-	9	6,724	-	-	(93)	(4,399)	2,241

Issuance of series B Preferred shares, net in September 2004	-	265,747	-	1	1,394	-	-	-	-	1,395
Issuance of Ordinary shares in May 2004	56,914	-	-	*) -	-	-	-	-	-	-
Exercise of stock options	17,033	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	239	-	-	(239)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	92	-	92
Forfeiture of options granted to employees	-	-	-	-	(25)	-	-	25	-	-
Receipts on account of shares	-	-	-	-	-	493	-	-	-	493
Expenses related to shares and warrants granted to non-employees	-	-	-	-	52	-	-	-	-	52
Net loss	-	-	-	-	-	-	-	-	(2,982)	(2,982)

Balance as of December 31, 2004	2,487,493	1,603,516	-	10	8,384	493	-	(215)	(7,381)	1,291

Issuance of series B Preferred shares, net in February 2005	-	392,087	-	1	2,164	(493)	-	-	-	1,672
Conversion of shareholders loan to series B Preferred shares	-	20,802	-	*) -	122	-	-	-	-	122
Exercise of stock options	55,394	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	32	-	-	(32)	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	-	124	-	124
Forfeiture of options granted to employees	-	-	-	-	(16)	-	-	16	-	-
Cost related to shares and warrants granted to non-employees	-	-	-	-	161	-	-	-	-	161
Cost related to warrants granted as finders' fee	-	-	-	-	138	-	-	-	-	138
Expenses related to accelerations of vesting of stock options	-	-	-	-	12	-	-	-	-	12
Net loss	-	-	-	-	-	-	-	-	(5,843)	(5,843)

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	-	(107)	(13,224)	(2,323)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deferred stock compensation	Deficit accumulated during the development stage	Total

Balance as of December 31, 2005	2,542,887	2,016,405	-	11	10,997	-	(107)	(13,224)	(2,323)

Conversion of convertible loan into series B Preferred shares	-	1,033,382	-	2	6,228	-	-	-	6,230
Issuance of series C Preferred shares, net	-	1,822,422	-	4	13,292	-	-	-	13,296
Exercise of warrants to purchase series B Preferred shares in April 2006	-	76,395	-	*) -	447	-	-	-	447
Exercise of stock options	11,148	-	-	*) -	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	59	-	59
Issuance of shares to non-employee	9,240	-	-	*) -	61	-	-	-	61
Unrealized gain from marketable securities	-	-	-	-	-	3	-	-	3
Cancellation of restricted Ordinary shares	(1,581)	-	-	*) -	-	-	-	-	-
Compensation related to shares and warrants granted to non-employees	-	-	-	-	177	-	-	-	177
Stock based compensation to employees	-	-	-	-	756	-	-	-	756
Net loss	-	-	-	-	-	-	-	(7,607)	(7,607)

Balance as of December 31, 2006	2,561,694	4,948,604	-	17	31,958	3	(48)	(20,831)	11,099

Conversion of Ordinary shares into Ordinary A shares	(2,159,126)	-	2,159,126	-	-	-	-	-	-
Adjustment from conversion into Ordinary shares	-	306,962	(306,962)	-	-	-	-	-	-
Conversion into Ordinary shares in March 2007	7,107,730	(5,255,566)	(1,852,164)			-	-	-	-
Issuance of Ordinary shares, net of $4,180 issuance cost in March 2007	4,312,500	-	-	10	25,998	-	-	-	26,008
Exercise of stock options	83,999	-	-	-	41	-	-	-	41
Exercise of warrants	3,947	-	-	-	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	33	-	33
Forfeiture of options granted to employees	-	-	-	-	(15)	-	15	-	-
Stock based compensation to non-employees	-	-	-	-	155	-	-	-	155
Stock based compensation to employees	-	-	-	-	847	-	-	-	847
Unrealized gain from hedging activities	-	-	-	-	-	83	-	-	83
Net loss	-	-	-	-	-	-	-	(14,661)	(14,661)

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	-	(35,492)	23,605

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Number of Preferred shares	Number of Ordinary A shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Deficit accumulated during the development stage	Total

Balance as of December 31, 2007	11,910,744	-	-	27	58,984	86	(35,492)	23,605
Exercise of stock options	31,527	-	-	*) -	33	-	-	33
Issuance of shares in July 2008	229,661	-	-	7	993	-	-	1,000
Stock based compensation to non-employees	-	-	-	-	70	-	-	70
Stock based compensation to employees	-	-	-	-	938	-	-	938
Realized loss from hedging activities	-	-	-	-	-	(83)	-	(83)
Net loss	-	-	-	-	-	-	(9,463)	(9,463)

Balance as of December 31, 2008	12,171,932	-	-	$34	$61,018	$3	$(44,955)	$16,100

Accumulated other comprehensive income

	Year ended December 31,
	2008	2007

Accumulated unrealized gains from available-for-sale- marketable securities, net of taxes	$3	$3
Accumulated unrealized gains from hedging activity	-	83

	$3	$86

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.
`

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
	2008	2007	2006	2008
Cash flows from operating activities:
Net loss	$(9,463)	$(14,661)	$(7,607)	$(44,955)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	334	179	161	1,119
Amortization of other intangible assets and impairment of goodwill	936	-	-	936
Foreign currency adjustments	(39)	12	4	(49)
Amortization of discount on convertible loan	-	-	-	405
Income related to embedded derivative	-	-	-	(236)
Interest on short-term bank deposit	(5)	-	(149)	(154)
Modification of convertible loan	-	-	-	360
Capital loss from sale of property and equipment	2	4	20	55
Accrued interest on marketable securities	(36)	(98)	(14)	(193)
Accrued severance pay, net	209	(66)	165	389
Amortization of deferred stock compensation	-	33	59	557
Stock-based compensation to employees	938	847	756	2,541
Compensation related to shares and warrants granted to non-employees	70	155	177	947
Cost related to acceleration of stock options' vesting	-	-	-	12
Decrease in marketable securities	-	-	-	42
Gain from sale of marketable securities	(5,640)	-	-	(5,640)
Impairments of investments in marketable securities	631	5,009	-	5,640
Increase in trade receivables	(233)	-	-	(233)
Increase in other accounts receivable and prepaid expenses	(62)	(80)	(66)	(276)
Increase in trade payables	221	248	61	925
Increase in deferred revenue	-	-	-	228
Increase in other accounts payable and accruals	176	352	19	1,081

Net cash used in operating activities	(11,961)	(8,066)	(6,414)	(36,499)

Cash flows from investing activities:
Purchase of property and equipment	(298)	(975)	(301)	(2,451)
Proceeds from sale of property and equipment	-	-	2	62
Decrease (increase) in bank deposits	(723)	5,037	(5,000)	(686)
Purchase of marketable securities	(8,491)	(68,430)	(750)	(77,671)
Proceeds from sale of marketable securities	23,755	53,263	381	77,399
Acquisition of Parkway (b)	(2,107)	-	-	(2,107)

Net cash provided by (used in) investing activities	12,136	(11,105)	(5,668)	(5,454)

Cash flows from financing activities:
Repayment of capital lease	(239)	(70)	(37)	(346)
Proceeds from (repayment of) short-term bank loan	25	-	(72)	28
Receipt of long-term bank loan and capital lease	134	261	114	583
Repayment of long-term bank loan	(14)	(17)	(6)	(109)
Proceeds from convertible loans	750	-	-	9,142
Shareholders loans, net	-	-	(109)	148
Issuance of shares, net	-	27,318	13,326	47,050
Exercise of warrants and options	33	41	447	1,181
Increase in deferred issuance costs	-	-	(1,270)	(1,270)

Net cash provided by financing activities	689	27,533	12,393	56,407

Increase in cash and cash equivalents	864	8,362	311	14,454
Cash and cash equivalents at beginning of period	13,590	5,228	4,917	-

Cash and cash equivalents at end of period	$14,454	$13,590	$5,228	$14,454

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,			Period from March 9, 2000 (date of inception) through December 31,
		2008	2007	2006	2008
Supplemental disclosure:

(a)	Non-cash transactions:

	Conversion of convertible loan	$-	$-	$6,230	$6,230

	Issuance of shares in return for Parkway's shares	$1,000	$-	$61	$1,061

	Issuance expenses - initial public offering	$-	$40	$517	$-

(b)	Parkway acquisition:

	Working capital (excluding cash)	$71	$-	$-	$71
	Property & equipment	(86)	-	-	(86)
	Backlog	(193)	-	-	(193)
	CLIA certification	(144)	-	-	(144)
	Goodwill	(2,755)	-	-	(2,755)

		(3,107)	-	-	(3,107)
	Issuance of shares	1,000	-	-	1,000

		$(2,107)	$-	$-	$(2,107)

(c)	Cash paid during the year:

	Income taxes	$72	$36	$20	$183

	Interest	$3	$4	$7	$20

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Rosetta Genomics Ltd. (the "Company") commenced operations on March 9, 2000. The Company develops microRNA-based diagnostic and therapeutic products. The Company is focused on developing and commercializing these products, establishing strategic alliances with leading biotechnology and pharmaceutical companies, and establishing and maintaining a strong intellectual property position in the microRNA field.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to expand the research, development and the business development of the Company in the U.S.

c.
On March 2, 2007, the Company consummated an initial public offering (the "IPO") on The NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares for net proceeds of $ 26 million (see Note 13a for further information).

d.	Acquisition of Parkway Clinical Laboratories, Inc. (“Parkway”)

On July 22, 2008 ("the closing date"), the Company, through its subsidiary Rosetta Genomics Inc., acquired all of the issued and outstanding capital stock of a company in the U.S., Parkway Clinical Laboratories Inc. ("the Parkway transaction").

Parkway is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service company, which specializes in oral drug screening in the workplace environment and genetics testing services. Parkway provides services to correctional facilities, health systems, rehabilitation centers, corporations and individuals. Parkway operates a laboratory, for which it bills facilities, third party payers and individuals on a fee-for-service basis.

The consideration included (i) $ 1,900 in cash (ii) issuing 229,661 Ordinary shares of the Company equal in value to $ 1,000 (iii) issuing expenses of $ 207. In addition the Company will pay $ 200 and issue a number of Ordinary shares of the Company equal in value to $ 100 if either of the following milestones is achieved within 12 months following the closing date: The Company reaches and holds for a period of 30 consecutive days a market cap of at least $ 100,000, or the consolidated revenues of the Company and Parkway equal $ 8,000. As of the date of the financial statements, the Company did not achieve the millstones.

Parkway became a wholly-owned subsidiary of the Company, and accordingly, its results of operations have been included in the consolidated financial statements since the closing date.

This acquisition was accounted for under the purchase method of accounting, in accordance with SFAS 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Working capital	$(71)
Property & equipment, net	86
Intangible assets
Backlog	193
CLIA certification	144
Goodwill	2,755

Net assets acquired	$3,107

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

1.	Tangible assets:

The acquired working capital consisted of Parkway's non cash components of current assets less other current liabilities as of the acquisition date.

Parkway's current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short-term maturity.

Property and equipment were presented at current replacement cost.

2.	Backlog:

The fair value of the backlog was determined using the income approach.

3.	CLIA certification:

The fair value of the license was determined using the cost approach, which is the cost that a non-CLIA certified laboratory would have to pay in order to become CLIA certified.

Unaudited pro forma results:

The following table for the year ended December 31, 2008 presents certain combined unaudited statements of income data as if the acquisitions of the Parkway transaction occurred on January 1, 2008, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

Year ended December 31,
2008
Unaudited

Net revenues	$3,161

Net loss	$9,760

Basic and diluted net loss per share	$0.8

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2008, nor is it necessarily indicative of future results.

During the fourth quarter of 2008, the Company recorded goodwill impairment in the amount of $ 850 (see also Note 2j). On May 18, 2009, the Company sold Parkway (see also Note 18b).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.	The Company's accumulated deficit during the development stage totaled $ 44,955 for the period from March 9, 2000 (date of inception) to December 31, 2008.

The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and additional financing until profitability is achieved.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's financing activities are incurred in U.S. dollars. A portion of the Company's costs is incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from time of deposit.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for investments in debt and equity securities in accordance with Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

At December 31, 2008 and 2007, all marketable securities are designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and for measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value.

As of December 31, 2007, the Company had $7,400 of principal invested in Auction Rate Securities (ARS) ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $ 5,009 in its statement of operation to reflect other than temporary decline in the value of its investment in ARS. During 2008 the Company recorded an additional impairment of $ 631 related to the ARS.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the ARS and recorded gain in the amount of $ 5,640 upon receiving the funds (See Note 6).

g.	Trade receivables:

Trade receivables are reported, net of allowance for doubtful accounts, which is estimated and recorded in the period the related revenues recorded. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2008 the allowance for doubtful accounts is $ 5.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:
%

Computer equipment	33
Office furniture and laboratory equipment	7 - 15 (mainly 15)
Leasehold improvement	Over the shorter of the lease term or useful economic life

i.	Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

The Company's intangible assets consist of CLIA certification and backlog. The backlog's estimated useful life is one year; the CLIA certification has indefinite useful life and therefore, is not subject to amortization, but rather reviewed for impairment at least annually in accordance with the provision of SFAS 142.

In accordance with SFAS 144, The Company's management has assessed whether there has been an impairment of the Company's intangible assets during 2008. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Company's recent operating results and the determination in 2008 that intangible assets have been impaired. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.

In performing that test, the Company's management estimated the sum of the undiscounted future cash-flows, expected to be derived from its asset group. The Company's management used significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates, future gross margins and operating results, future working capital needs and future capital expenditures, as well as appropriate discount rates. The assumptions developed by the Company's management were based upon historical trends and estimates of future economic conditions.

The management assisted by a third party valuator in applying the customary valuation techniques and required economic models. These assumptions may differ from actual results due to, among other things, technological change, economic conditions, changes to its business models or changes in operating performance and an impairment charge may be required in the future.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The analysis showed that the sum of the undiscounted cash-flow derived from the asset group exceeded its carrying amount and accordingly, the Company's management concluded that impairment of the intangible assets with finite useful lives is not required.

j.	Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned.

The reporting units of the Company for purposes of the impairment test are the Company's two operating segments, the core technology, and laboratory services, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

In accordance with SFAS No. 142, the Company performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services segment. This was undertaken due to certain indicators of impairment such as a decline in fair value of publicly traded competitive companies the Company's recent operating results and the determination in 2008 that goodwill have been impaired. The Company performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, the Company determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $ 850.

k.	Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008 and 2007, no impairment losses have been identified.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Convertible notes:

Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). The Company has also considered Statements of Financial Accounting Standard No.133, "Accounting for Derivatives, Instruments and Hedging Activities" (SFAS 133"), APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" and EITF 05-2 "The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19", the Company, where applicable, recorded an embedded derivative instrument classified as a liability.

m.	Revenue recognition:

Revenues from sales of Rosetta core products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

To the extent future obligations are included in a multi-element arrangement; revenue is recognized upon delivery, provided fair value for the elements exists. In multi-element arrangements that include future obligations, if fair value does not exist for all undelivered elements, revenue for the entire arrangement is deferred until all elements are delivered or when fair value can be established according to EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").

Royalties from licensing the right to use the Company's products will be recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company's products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where not all revenue recognition criteria are met. As of December 31, 2008, the Company has deferred revenue in an amount of $ 228.

Revenues from laboratory services are recognized, when persuasive evidence of an arrangement exists, services have been rendered, the fee is determinable and collectability is reasonably assured. The Company primarily recognizes revenue for services rendered upon completion of the testing process. Billing for services reimbursed by third-party payers are recorded as revenues net of allowance for differences between amounts billed and the estimated receipts from such payers. Adjustments to the estimated receipts, based on final settlement with the third party payers, are recorded upon settlement. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use are charged to research and development expense as incurred. During the years ended December 31, 2008, 2007 and 2006, the Company charged to research and development expense $ 162, $ 253 and $ 453 of costs associated with license fees, respectively. (Note 12e-12j).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") for funding approved research and development projects, are presented as a reduction from the research and development expenses (Note 12k) The Company received grants in an amount of $ 143, $ 143 and $ 71, in the years 2008, 2007 and 2006 respectively.

o.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2008, 2007 and 2006 was $ 3.14, $ 5.12 and $ 5.01, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):
	Year ended December 31,
	2008	2007	2006

Dividend yield	0%	0%	0%
Expected volatility	75%-85%	85%-90%	90%
Risk-free interest	3.53%	4.17%	4.8%
Expected life	6.25 years	6.25 years	6-6.25 years

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The dividend yield used for the twelve months ended December 31, 2008 and 2007 was 0%.

The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of the Company's stock starting from the IPO date. As a result of the above-mentioned calculations, the volatility used for the twelve months ended December 31, 2008 and 2007 was between 75%-85% and between 85%-90%, respectively.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

The Company applies SFAS No. 123(R) and EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

p.	Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

For the years ended December 31, 2008, 2007 and 2006, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

q.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

r.	Severance pay:

A majority of the employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Israeli employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Payments in accordance with Section 14 release the Israeli subsidiary from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

For those Israeli employees who are not included under Section 14, the liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Israeli subsidiary's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

The Subsidiary’s and Parkway’s employees have a 401(K) defined contribution plan covering certain employees in the U.S.

Severance expenses for the years ended December 31, 2008, 2007 and 2006 were $ 478, $ 171 and $ 333, respectively, and $ 1,292 from March 9, 2000 (date of inception) through December 31, 2008.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term bank deposits, marketable securities and trade receivables.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2008, the Company's marketable securities include an investment in a US Agency security. Management believes that minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk other than foreign exchange contracts or other foreign hedging arrangements to hedge is operating activities.

t.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" and, effective October 10, 2008, adopted FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable input that reflects quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following methods were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

1.	The fair value of short-term marketable securities is based on quoted market prices.

2.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Derivative instruments:

The Company sometimes uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates. The Company accounts for derivative financial instruments in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Under SFAS No. 133, all derivatives are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. The classification of gains and losses resulting from changes in the fair value of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair of values of derivatives not designated as hedging instruments are reflected in earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedge transaction affects earnings.

During 2008, the Company recognized income from derivative instruments of $ 182, which was offset against the payroll expenses in the statement of income and recorded financial expenses from derivative instruments of $ 87. As of December 31, 2008 the Company has no unrecognized income from derivative instruments.

v.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

w.	Impact of recently issued Accounting Standards:

1.
In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 2(r), the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

2.
In March 2008, the FASB issued Statement 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161") an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.   The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	In November 2007, the EITF issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.

Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a "virtual joint venture"). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.

EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of EITF 07-1 could have on the Company's financial statement.

4.
In December 2007, the FASB issued SFAS 141(R), ''Business Combinations'' (''SFAS 141(R)''). This Statement replaces SFAS No. 141, ''Business Combinations'', and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.
In December 2007, the FASB issued SFAS 160, ''Non-controlling Interests in Consolidated Financial Statements'' (''SFAS 160''). SFAS 160 amends ARB 51, ''Consolidated Financial Statements'', to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.

SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

NOTE 3: -	FAIR VALUE MEASURMENTS

In accordance with SFAS 157, the Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities are classified within level 2. This is because these assets are valued using quoted market prices for similar assets or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities	$-	$426	$-	$426

Total Assets	-	426	-	426

Liabilities:

Convertible loan	-	-	750	750
Foreign currency derivative contracts	-	65	-	65

Total liabilities	$-	$65	$750	$815

The Company values the level 3 convertible loan based on the fair value (see Note 11).

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	SHORT-TERM BANK DEPOSIT

As of December 31, 2008 the Company holds two deposits as follows:

Amount	Maturity date	Interest

$ 723	March 2, 2009	2%
$ 117	December 3, 2009	2.25%

NOTE 5:-	MARKETABLE SECURITIES

As of December 2008 and 2007, the Company holds $ 426 and $ 8,251 in marketable securities, respectively, designated as available-for-sale.

Accordingly, the balance of these available-for-sale securities as of December 31, 2008 and 2007 is stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss).

	Cost	Unrealized gains	Market value
Available-for-sale:

December 31, 2008:
US Government Securities	$423	$3	$426

December 31, 2007:
US Government and Agencies Securities	$8,248	$3	$8,251

Proceeds from maturity and sales of available -for-sale securities during 2008 were $ 23,755. Net realized gains from the sales of available-for-sale securities in the year 2008 are $ 62.

NOTE 6:-	LONG-TERM INVESTMENT

At December 31, 2007, the Company had $ 7,400 of principal invested in ARS. The ARS held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through an auction each one or three month. The monthly auctions historically have provided a liquid market for these securities. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

Consistent with the Company's investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. All of these securities retained at least AAA or Aaa rating as of December 31, 2007.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	LONG-TERM INVESTMENT (Cont.)

The estimated market value of the Company's ARS holdings at December 31, 2007 was $ 2,391, which reflects a $ 5,009 adjustment to the principal value of $ 7,400. Although the ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, the Company has recorded a pre-tax impairment charge of $ 5,009 and $ 631 in 2007 and in the first median of 2008, respectively, reflecting the ARS holdings that the Company has concluded have other-than-temporary decline in value.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the above mentioned ARS. The impairment charge that was recorded in 2007 and 2008 was reversed in the fourth quarter of 2008, and the Company recorded a financial income of $ 5,640 on these Securities.

	Cost	Other than temporary impairment	Market value
December 31, 2008:

Total available-for-sale marketable securities	$-	$-	$-

December 31, 2007:

Total available-for-sale marketable securities	$7,400	$5,009	$2,391

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2007
Cost:
Computer equipment	$459	$383
Office furniture and laboratory equipment	1,384	1,144
Leasehold improvements	288	230

	2,131	1,757
Accumulated depreciation:
Computer equipment	333	273
Office furniture and laboratory equipment	407	197
Leasehold improvements	90	34

	830	504

Depreciated cost	$1,301	$1,253

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $ 334, $ 179 and $ 161, respectively, and $ 1,119 from March 9, 2000 (date of inception) through December 31, 2008. Those expenses include depreciation expenses of capital lease equipment for the years ended December 31, 2008, 2007 and 2006 were $ 29, $ 17 and $ 10, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS

a.	Comprised as follows:

	December 31,
	2008	2007
Cost:
CLIA certification	$144	$-
Backlog	193	-

	337	-
Accumulated amortization:
CLIA certification	-	-
Backlog	86	-

	86	-

Amortized cost	$251	$-

b.	Amortization expense amounted to $ 86 for the year ended December 31, 2008.

c.	Estimated amortization expenses for the year 2009 are $ 107, (see also Note 18b).

NOTE 9:-	GOODWILL

December 31,
2008

Balance as of December 31, 2007	-

Acquisition of Parkway	2,755
Goodwill impairment	(850)

Balance as of December 31, 2008	$1,905

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2008	2007

Employees salary and payroll accruals	$739	$942
Accrued expenses and other	485	118
Deferred revenues and advances from customers	163	42

	$1,387	$1,102

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	CONVERTIBLE LOANS

On September 24, 2008, the Company signed a convertible note agreement with private investors ("Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofeuls. The Company intends to establish a separately operated business unit by forming a wholly owned Israeli subsidiary to be named Rosetta Green Ltd. ("RG"). Under the agreement the Purchasers may purchase convertible notes in an amount up to $ 2,500. The notes will convert to RG Ordinary shares nominal value NIS 0.01, once RG is established as is obtained by dividing the principal amount of the note by a price per RG share reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000. If RG is not established the Notes shall convert into Ordinary shares of the Company at a price per share reflecting the average of the closing prices over the fine consecutive trading days ending on the last trading day prior to the date of conversion, such purchase price shall not be lower than $ 2.00 per share. Up to $ 1,250 were to be paid at the closing and up to $ 1,250 were to be paid upon satisfaction of the first of two milestones. The Company plans to establish the green energy project during 2010. (See also Note 18c)

In September 2008, the Company issued a convertible loan in a principal amount of $ 750.

The convertible loan is a hybrid instrument that contains an embedded conversion option to the Company's common shares or RG's common shares, depending on the formation of RG, as detailed above. The embedded conversion option was separated from the host contract and accounted for a derivative under FAS 133. According to EITF 00-19 the derivative was classified as a liability and was measured at fair value. Due to the limitation of the conversion share price as mentioned above, the fair value of the note is equal to the invested amount.

NOTE 12 : -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Capital lease and operating lease:

During 2008 and 2007, the Company leased laboratory equipment and computer equipment under several capital and operating lease agreements in a total amount of $ 351, $ 400 respectively, to be paid in 10 to 60 monthly payments.

The commitments under the lease and loan agreements are as follows:

December 31, 2008

Due until December 31, 2009	$157
Due until December 31, 2010	63
Due until December 31, 2011	9

$229

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12 : -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
The facilities and motor vehicles of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent and lease agreements as of December 31, 2008 are as follows:

2009	$828
2010	687
2011	394
2012	372
2013	246

Total	$2,527

Total rent and lease expenses for the years ended December 31, 2008, 2007 and 2006, were $ 641, $ 333 and $ 287, respectively, and $ 1,486 for the period from March 9, 2000, (date of inception) through December 31, 2008.

c.	As of December 31, 2008 and 2007, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $ 137 and $ 112, respectively.

As of December 31, 2008, the bank restricted $ 45 of the Company's deposit, against a loan the Company received from the bank.

d.
In June 2003, the Company entered into a license agreement with a related party to use its intellectual property for a period of 20 years in consideration of up to $ 100. According to the agreement, the Company is obligated to pay an aggregate consideration of up to $ 100, of which $ 20 was paid in cash and $ 80 shall be paid as quarterly royalties equal to 5% of the net income of the Company resulting from this agreement.

e.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 840 until 2029. During the years ended December, 31, 2008, 2007 and 2006, the Company paid fees in the amount of $ 40, $ 72 and $ 83, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

f.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense.   The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 543 until 2022. During the year ended December 31, 2006, the Company paid fees in the amount of $ 219, to the third party.

No payments in respect to this agreement were made during the years 2007 and 2008. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

g.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the aggregate minimum royalties over the term of this agreement will be approximately $ 2,250 until 2032. During the years ended December 31, 2008, 2007 and 2006, the Company paid fees in the amount of $ 15, $ 43 and $ 125, respectively to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

h.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 293 until 2022. During the years ended December 31, 2008, 2007 and 2006, the Company paid the third party an aggregate of $ 22, $ 20 and $ 26, respectively under this agreement. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

i.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate maintenance fees over the term of this agreement will be approximately $ 630 until 2029. During the years ended December 31, 2008 and 2007, the Company paid fees in the amount of $ 51 and $ 118, respectively, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

j.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that the minimum aggregate license maintenance fees over the term of this agreement will be approximately $ 420 until 2029. During the year ended December, 31, 2008, the Company paid initiation fees in the amount of $ 40, to the third party. The Company recorded the payments as research and development expenses since the licensed technology has not reached technological feasibility and does not have alternative future use.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

k.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development works which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. consumer price Index.

As of December 31, 2008, the Company had received $ 357 from BIRD, which was offset against research and development expenses. As of December, 31 2008 no liability was recorded since the Company did not reach technological feasibility for this project.

NOTE 13:-	SHARE CAPITAL

a.	Initial public offering:

On March 2, 2007, the Company completed the initial public offering (the "IPO") of its Ordinary shares. The IPO consisted of the sale of 4,312,500 Ordinary shares at a price of $ 7.00 per share, including 562,500 shares pursuant to the exercise of the over-allotment option granted by the Company to the underwriters. Net proceeds from the initial public offering were $ 26 million. In addition, upon completion of the IPO, all outstanding Preferred shares were converted into 7,107,730 Ordinary shares.

b.	Reverse stock split:

On August 31, 2006, the Company's Board of Directors approved, subject to shareholder approval which occurred on September 3, 2006, a 1-for-3.9822 reverse stock split and, accordingly, all shares, options, warrants and earnings (losses) per share amounts have been retroactively adjusted for all periods presented to reflect this reverse stock split. On September 3, 2006, the shareholders also approved a recapitalization of the Company's authorized share capital so that each share has a par value of NIS 0.01. The reverse stock split and the recapitalization became effective on October 4, 2006.

c.	Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared.

In March 2007 all the Preferred shares were converted into Ordinary shares by dividing the applicable original issue price of such Preferred share by the applicable conversion price of such Preferred share, as defined in the Amended and Restated Articles of Association of the Company. The original issue prices of series A Preferred shares are $ 3.65, $ 4.08 and $ 5.29, of series B Preferred shares is $ 5.86 and of series C Preferred shares is $ 7.68. The initial conversion price of each of the series A, B and C Preferred shares is identical to the original issue price of such series, and is subject to adjustment for stock splits and other reclassifications and will also be adjusted in accordance with the standard weighted-average anti-dilution provisions contained in the Company's Amended and Restated Articles of Association in the event of a subsequent issuance of securities, subject to certain exceptions, at a price per share less than the applicable original issue price. The conversion ratio for each Preferred share was 1:1.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

d.	Investment agreements:

1.
During 2000, the Company signed investment agreements and issued 2,522,496 Ordinary shares to investors and founders, in consideration of $ 40. The Company repurchased 195,371 of those shares and holds it as treasury shares.

2.	During 2001, the Company signed investment agreements and issued 38,421 Ordinary shares in consideration of $ 153.

3.
In July 2003, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 535,084 Preferred A shares, at a price per share of $ 5.29, for consideration of $ 2,653, net of issuance expenses of $ 177.

4.
In October 2003, the Company issued 457,952 Preferred A shares at a price per share of $ 3.65 upon conversion of a convertible loan made available in 2002, and an additional 180,850 Preferred A shares were issued to the lenders of the loan upon exercise of warrants.

In addition, 163,883 Preferred A shares were issued upon conversion of a convertible loan received by the Company in March 2003 at a price per share of $ 4.08.

5.
In May 2004, the Company issued 56,914 restricted Ordinary shares to four of its board members at no consideration, to be held by a trustee. Each director is entitled to 1/36 of the shares for each month starting September 2003, in which he serves as a board member. In the event that a board member ceases to serve as a board member prior to the end of three years, the shares will remain with the trustee. As of December 31, 2007, two of those board members still serve as directors. Compensation expenses related to this grant amounted to $ 49 for the year ended December 31, 2006. No compensation expenses related to this grant were recorded during 2008 and 2007.

In May 2006, 1,581 restricted Ordinary shares were canceled.

6.
In September 2004, the Company signed an investment agreement with existing and new investors, pursuant to which the Company issued 265,747 Preferred B shares, at a price per share of $ 5.86, for total consideration of $ 1,395, net of issuance expenses of $ 162.

In addition, the Company granted the investors warrants to purchase 80,492 Preferred B shares at an exercise price of $ 5.86 per share, exercisable upon the earlier of June 30, 2006 or the closing of a financing of at least $ 5,000 at a pre-money valuation of at least $ 40,000.

76,395 warrants were exercised into Preferred B shares in 2006. The remaining warrants were cancelled on April 23, 2006.

7.
Pursuant to the investment agreement signed in September 2004, in February 2005, the Company issued 392,087 Preferred B shares, for total consideration of $ 2,165, net of issuance expenses of $ 132. In addition, $ 122 of the shareholder's loan was converted into 20,802 Preferred B shares.

8.	On January 15, 2006 the Company issued 1,033,382 series B Preferred shares at a price of $ 5.86 from the conversion of 2005 convertible loan.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

9.	In January 2006, the Company paid a finder's fee of $31 by issuing to a non-employee 5,335 Ordinary shares at a price of $ 5.86 per share, for services rendered to the Company.

10.
In March 2006, the board of directors and the shareholders of the Company approved an increase of 9,668,104 shares to the authorized share capital and a recapitalization of the authorized share capital of the Company as follows: The authorized share capital of the Company shall be 17,578,370 shares divided into: (i) 12,304,859 Ordinary shares; (ii) 1,381,158 Preferred A shares; (iii) 1,883,397 Preferred B shares and (iv) 2,008,957 Preferred C shares.

11.	In April 2006, the Company issued 1,822,422 Preferred C shares at a price per share of $ 7.68 for gross proceeds of $ 14,000 (the "Series C Financing").

12.	In connection with the Series C Financing, the Company paid $30 by issuing 3,905 Ordinary shares at a price of $ 7.68 per share.

13.
On March 2, 2007, the Company consummated an initial public offering (the "IPO") on The NASDAQ Global Market and issued an aggregate of 4,312,500 Ordinary shares at price per share of $ 7 for net proceeds of $ 26 million. (Refer to Note 13a for further information).

14.
In July 2008, as a part of the consideration of Parkway's acquisition (see also Note 1d), the Company issued to Parkway's former sole owner 229,661 Ordinary shares which are equal in value to $ 1,000 based on the weighted- average closing price of the Company's Ordinary shares during the 10 trading days immediately preceding the date of issuance.

All of the shares have NIS 0.01 par value as of December 31, 2008 and 2007.

e.	Finders' fee warrants:

Under finders' fee agreements, the following warrants are outstanding as of December 31, 2008:

Issuance date	Number of warrants	Exercisable into shares	Exercise price	Exercisable through

April 2006	33,585	Ordinary	$7.68	April 23, 2009

The fair value of the warrants granted was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions; risk-free interest rates of 4.4%, dividend yields of 0%, volatility factors of the expected market price of the Company's shares of 90%, and a weighted-average expected life of the warrants of three years.

During 2007, 8,432 warrants with expiration date of January 31, 2008, were exercised using a cashless method, into 3,947 of Ordinary shares. Additional 25,683 and 39,660 warrants with January 31, 2008 and July 15, 2008, respectively, expiration date, expired on those dates. 33,585 warrants with April 23, 2009 expiration date, were expired on that date.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Stock option plans:

1.	During 2001 the Company adopted the 2001 Israeli Share Option Plan (the "2001 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants.

Pursuant to the plan, the Company has reserved a total of 376,679 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the "2003 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the plan, the Company has reserved an additional 188,340 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In March 2005, the Company's board of directors approved an increase in the shares available under the 2003 Plan of 401,791 shares to a total of 966,810 shares (including the 376,679 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan (the "2006 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2006 Plan, the Company has reserved an additional 452,024 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November, 2007 the Board of Directors of the Company approved an additional 500,000 shares for the 2006 plan.

The total number of options authorized for grant under the plans amounted to 1,918,825. As of December 31, 2008, an aggregate of 199,627 options of the Company are available for future grants.

Options granted under the 2001 and 2003 Plans typically vest, as set forth in each optionee's option agreement, over three years. Options granted under the 2006 Plan typically vest, as set forth in each optionee's option agreement, over 4 years. All Options are exercisable until ten years from the grant of the option. Any options which are forfeited or unexercised become available for future grants. The exercise price equals the share price on the grant date.

2.
In September 2005, the Company's Board of Directors approved the acceleration of vesting of 5,274 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $ 12.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

3.	A summary of the Company's stock option activity and related information for the year ended December 31, 2008, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2008	881,107	$4.19
Granted	372,104	$4.22
Exercised	(10,365)	$3.15
Forfeited	(31,111)	$4.93

Outstanding at December 31, 2008	1,211,735	$4.19	7.78	$162

Vested or expected to vest	1,088,785	$4.16	7.94	$162

Exercisable at December 31, 2008	524,163	$3.55	6.94	$162

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2008, 2007 and 2006 was $ 3.14, $ 5.12 and $ 5.01, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary shares on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company's shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2008 was $ 22. As of December 31, 2008, there was $ 1,949 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.82 years.

The following table summarizes information about options to employees outstanding at December 31, 2008 under the plans:

Exercise price	Options outstanding at December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2008	Average exercise price of options exercisable

$ 0	137,372	4.97	$0	137,372	$0
$ 2.31-$4.70	682,448	8.22	$3.92	209,361	$3.55
$ 5.45-$6.59	342,851	7.98	$5.87	152,277	$6.00
$ 7.098-$8.8	49,064	8.20	$7.98	25,153	$8.10

	1,211,735			524,163

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

	Year ended December 31
	2008	2007

Research and development cost	$218	$135
Marketing and business development expenses	239	225
General and administrative expenses	481	520

Total stock-based compensation expense	$938	$880

g.	Options issued to non-employees:

1.	The Company's outstanding options to non-employees as of December 31, 2008, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	30,864	$-	30,864	April 2012
May 2002	10,288	$-	10,288	May 2012
July 2002	10,288	$-	10,288	July 2012
September 2002	11,651	$3.65	11,651	September 2012
September 2002	7,534	$-	7,323	September 2012
January 2004	5,022	$-	5,233	January 2014
November 2004	14,228	$-	14,228	November 2014
December 2004	2,511	$-	2,511	December 2014
August 2006	3,767	$6.59	3,767	August 2016
July 2007	38,940	$7.30	12,168	July 2017
July 2007	10,000	$6.84	3,124	July 2017
November 2007	25,000	$5.96	6,250	November 2017
January 2008	15,000	$5.70	-	January 2018
August 2008	25,000	$3.80	-	August 2018

	210,093		117,695

2.
The Company had accounted for its options to non-employees under the fair value method of SFAS No. 123(R) and EITF 96-18. The fair value of options granted with an exercise price of $0, was equal to the share price at the date of grant. The fair value of options granted during 2008 with an exercise price other than $0 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 2.42%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 85%, and a weighted-average expected life of the options of 10 years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

3.	The following table sets forth the total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations:

	Year ended December 31,
	2008	2007

Research and development cost	$70	$125
General and administrative expenses	-	30

Total stock-based compensation expense	$70	$155

NOTE 14:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 (the "Tax Law"):

The Company is currently qualified as an "industrial company", as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company's facilities in Israel have been granted "Approved Enterprise" status under the Law, and elected the "Alternative Benefits Track". The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%). Additionally, if the Company becomes a "foreign investors company", as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The year's limitation does not apply to the exemption period.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest. As of December 31, 2008, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the "Alternative Benefits Track", currently between 10%-25% for an "Approved Enterprise". The Company did not generate income under the provision of the law.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise such as provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

If the Company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise. Under the amendment the benefit period for the Company will extend until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for Benefited Enterprise owned by a "foreign investor's company" during all or part of the benefit period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As of December 31, 2008, the Company did not generate income under any of the above-mentioned laws.

d.	Tax rates applicable to the income of the Company:

Corporate tax in Israel:

Taxable income of Israeli companies is subject to tax at the rate of: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

Following an additional amendment to the tax ordinance, which came into effect on January 1, 2009, an Israeli corporation, may elect a 5% rate of corporate tax (instead of 25%) for dividends distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period which the dividend income will be used in Israel.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2008	2007

Operating loss carryforward and deductions	$12,551	$9,022
Reserves, allowances and other	85	212

Net deferred tax asset before valuation allowance	12,636	9,234
Valuation allowance	(12,636)	(9,234)

Net deferred tax asset	$-	$-

As of December 31, 2008 and 2007, the Company has provided valuation allowances of $ 12,551 and $ 9,022, respectively, in respect of deferred tax assets resulting from tax loss carryforward, other temporary differences and tax withholding. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and the other temporary differences will not be realized in the foreseeable future.

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise".

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	INCOME TAXES (Cont.)

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2008, in the amount of approximately $ 38,743 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in the United States have estimated total available carry-forward tax losses as of December 31, 2008 of approximately $ 2,447 to offset against future tax profits for periods of 20 years.

h.	Income taxes for the twelve months ended December 31, 2008 and 2007:

The Company and its subsidiary in the United States have not recorded any tax expenses during the twelve months ended December 31, 2008 and 2007, as the Company has losses.

Parkway recorded tax expenses starting on the closing date until December 31, 2008 in the amount of $ 23.

i.
The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48. The Company did not record a liability deriving from the implementation of FIN 48.

NOTE 15:-	FINANCIAL EXPENSES (INCOME)

	Year ended December 31,
	2008	2007	2006
Financial income:
Interest income on short-term deposits	$185	$380	$486
Foreign currency adjustments gains	-	-	45
Interest and realized gain on marketable securities	*) 6,115	1,230	14

	6,300	1,610	545
Financial expenses:
Bank and Interest expenses	(109)	(24)	(7)
Foreign currency adjustments losses	(11)	(50)	-
realized loss on marketable securities	(13)	-	-
Impairment of investment in marketable securities	(631)	(5,009)	-
Loss related to derivative instruments	(87)	(143)	-

	(851)	(5,226)	(7)

	$5,449	$(3,616)	$538

*)                Including gain from the sale of ARS in the amount of $ 5,640 (see also note 6).

NOTE 16:-	RELATED PARTY TRANSACTIONS

a.
In June 2003, the Company entered into a license agreement with a shareholder of the Company to use its intellectual property for a period of 20 years for consideration of up to $ 100 (see Note 12d). During the years 2008 and 2007, no expenses were recorded.

b.
In April 2007, the Company entered into a consulting agreement with a related party for a monthly fee of $ 10. In Addition the Company granted the consultant 38,940 options at an exercise price of $ 7.3. During 2008 and 2007 the Company paid $ 140 and $ 78, respectively, to this related party.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION

The Company has two reportable segments related to continuing operations. The core technology division develops and commercializes molecular diagnostic products.

The drug screening laboratory services division provides drugs of abuse and pre-employment drug testing services.

The segments are managed separately because each segment provides different laboratory services.

a.	The table below presents financial information for the Company's two reportable segments:

Year ended December 31, 2008
Revenues from external customers:
Core technology	$-
Laboratory services	1,511

Consolidated revenues	$1,511

Gross profit:
Core technology	$-
Laboratory services	737

Consolidated gross profit	$737

Operating loss:
Core technology	$14,070
Laboratory services	819

Consolidated operating loss	$14,889

Depreciation and amortization:
Core technology	$291
Laboratory services	979

Consolidated depreciation and amortization	$1,270

Expenditure for segments assets:
Core technology	$63
Laboratory services	101

Consolidated expenditure	$164

Segment goodwill:
Core technology	$-
Laboratory services	1,905

Consolidated goodwill	$1,905

Segment assets:
Core technology	$17,300
Laboratory services	2,845

Consolidated assets	$20,145

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENTS OF THE COMPANY AND RELATED INFORMATION (Cont.)

In 2008 two customers from the drug screening laboratory services division accounted for 28% and 24% of the Company's revenues.

Long-lived assets:

December 31
2008

Israel	$1,163
U.S.A	2,294

$3,457

NOTE 18:-	SUBSEQUENT EVENTS

a.	1.	License and collaboration agreement with Prometheus:

On April 10, 2009 the Company entered into a license and collaboration agreement (the "License Agreement") with Prometheus Laboratories Inc. ("PL") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview™  mets, miRview™ squamous and miRview™ meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview ™ mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL has the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the US. The License Agreement also gives PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

PL will contribute to a development fund that will be used to further develop the Cancer Diagnostic Products and to develop the GI Products. In addition, PL will pay the Company additional amounts upon reaching certain publication requirements for the Cancer Diagnostic Products and achieving certain product profiles for the GI Products. The Company is also entitled to receive certain payments upon the achievement of commercial milestones. The total amount potentially payable to the Company under these provisions is $ 17,000.

The Company is also entitled to royalties on the sale of the Cancer Diagnostic Products and the GI Products, subject to reductions in certain instances.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SUBSEQUENT EVENTS (Cont.)

The agreement will terminate upon the later of the expiration or abandonment of the last licensed patent to expire or become abandoned, or, if a licensed product involves certain sublicensed technical information, until the end of such additional period as is required under the applicable upstream license. PL can terminate the agreement (either entirely or as to one or more licensed products) by providing six months' written notice to the Company.

2.	Prometheus stock purchase agreement:

On April 10, 2009 the Company entered into a stock purchase agreement with PL (the "Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 2,000,000 Ordinary shares of the Company ("the Shares") at a price of $ 4.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, so long as PL or its affiliates continue to hold at least 50% of these Shares, PL is entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL has the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.  Under the terms of the Purchase Agreement, the Company is also required to prepare and file with the SEC a Registration Statement on Form F-3 (the "registration Statement") covering the resale of the Shares. The Registration Statement should be filed within 45 days from the closing date and should be declared effective within 90 days of the closing date if it is not reviewed by the SEC or within 180 days of the closing date if it is reviewed by the SEC.  If the Registration Statement is not declared effective within the required timeframe, the Company will be required to pay liquidated damages equal to 1% of the aggregate purchase of the Shares for each month that effectiveness is delayed, up to a maximum of 8% of the aggregate purchase price.

b.	Sale of Parkway:

On May 18, 2009, The Company sold Parkway in a management buy-out for up to maximum amount of $ 2,500 to be paid as a fixed percentage of revenues (15%) over six years. As a result of the transaction, the Company recorded a loss in the second quarter of 2009, in the amount of approximately $ 2,250, since future proceeds are contingent upon parkway's revenues.

c.	Green Energy Initiative:

On March 11, 2009, the Company received the second milestone payment from the private investors who invested up to $ 1,500 in the green energy initiative. The project leverages the Company's proprietary microRNA technologies and strong IP position to develop a wide range of plant-based applications (see Note 11).

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